July 12, 2023

Catherine DeLorenzo

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Future of Housing Fund, Inc. Offering Statement on Form 1-A Filed July 10, 2023 File No. 024-12246

Dear Ms. DeLorenzo:

On behalf of Iron Bridge Mortgage Fund, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Friday, July 14, 2023, or as soon thereafter as possible.

Sincerely,

FUTURE OF HOUSING FUND, INC.

By:	/s/ David Perduk
Name:	David Perduk
Title:	Chief Executive Officer